UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANUARY, 2007.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  January 18, 2007                    /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                         (A Grosso Group Member Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: AOY
                              NASDAQ OTCBB: AJRSF
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                         NEWS RELEASE - JANUARY 18, 2007

           AMERA SIGNS LETTER OF INTENT FOR LAGUNA GOLD PROJECT, PERU

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to announce that it has signed a letter of intent with Chancadora Centauro S.A.C. to enter into an option agreement to acquire up to a 90% interest in the 11,184 hectare Laguna Gold Project in the Pasco Department of west central Peru. The Project surrounds the currently producing Quicay gold mine. In addition, Amera has filed applications for additional claims covering 8,800 hectares in adjacent areas bringing the project total to 19,984 hectares.

With the takeover of Placer Dome Inc. by Barrick Gold Corporation, Placer Dome's option on the Laguna Gold Project terminated, allowing Amera to acquire the option. Amera has also been able to acquire a sizable exploration database covering the project that would cost several million dollars to re-produce today. To date, 6 high-priority drill targets that have similar geological characteristics to the Quicay gold deposit have been identified on the Laguna Gold Project and they will be systematically reviewed by Amera's technical team to prioritize drill targets.

"AMERA'S EXPLORATION TEAM IN PERU, WHICH INCLUDES FORMER PLACER DOME PROFESSIONALS, HAS BEEN ABLE TO ACQUIRE THIS VERY EXCITING PROJECT. OUR OBJECTIVE IS TO MOVE THE LAGUNA GOLD PROJECT TO THE DRILL STAGE AS QUICKLY AS POSSIBLE AND COMMENCE TESTING THE TARGETS AS RECOMMENDED BY OUR TECHNICAL TEAM. THIS PROJECT IS AN EXCELLENT ADDITION TO OUR ALREADY SIGNIFICANT LAND PACKAGE IN PERU" stated Nikolaos Cacos, President and CEO of Amera Resources Corporation.

The Laguna Gold Project is located in the prolific Cerro de Pasco district and is immediately west of the mineral belt that includes the Cerro de Pasco and Colquijirca area polymetallic deposits. The Laguna Gold Project surrounds the Quicay high sulphidation epithermal gold deposit operated by Chancadora Centauro S.A.C. Amera's primary target on the Laguna Project is buried high sulphidation gold or polymetallic deposits.

In 2001, Anglo American Exploration Peru S.A. carried out a large Spectrum airborne survey with 200m line spacing identifying 37 targets in the Laguna area. The Spectrum system measures conductivity/resistivity and included a magnetometer. Placer Dome acquired an option on the property in 2005 and carried out property-wide geochemical survey, reviewed the Anglo Spectrum data and anomalies and conducted a review of surface geology and structure. The result of Placer Dome's work was the identification of 6 high priority drill targets selected for testing in 2006. With the takeover of Placer Dome by Barrick Gold Corporation the Laguna Gold Project option was terminated and the targets have yet to be tested. Amera has acquired the sizable exploration database and will be using it to confirm the previously-identified targets.

Much of the area within the Laguna Gold Project lies within an intermountain basin and is covered with transported alluvium, colluvium, and possibly glacial drift deposits. While the cover thickness is believed to locally exceed 100m, the target Miocene-aged siliceous alteration systems form topographic highs where exposed and likely are present under reduced thicknesses of transported cover sequences. Mineralized Miocene intrusives and erosion-resistant silicified domains occur within the project area, specifically at the Quicay mine site, a siliceous topographic high resulting from high sulphidation epithermal gold mineralization.

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NEWS RELEASE                                                    JANUARY 18, 2007
AMERA RESOURCES CORPORATION                                               PAGE 2
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The Cerro de Pasco deposit constitutes one of the largest polymetallic resources in the world with post-1950 production plus known resources amounting more than 175 Mt grading 7% zinc and 2% lead as well 103 g/t silver. In addition, prior to 1950, 1200 Moz silver, 2 Moz of gold, and around 50 Mt grading 2% copper were mined(1). To the south lie Colquijirca (25 Mt grading 7% zinc(2)), San Gregorio (70Mt grading 7.3% zinc and 2.18% lead and 19.54 g/t silver(3)) and Marcapunta with a sulphide indicated resource of 143 Mt grading 1.63% copper, 0.64 g/t gold and 22.0 g/t silver(5) and an oxide indicated resource of 14 Mt grading 0.03% copper, 2.1 g/t gold and 65.2 g/t silver(4).

Under the terms of the letter of intent, Amera may earn up to a 90% interest in the Laguna Property. An initial 51% interest may be earned by incurring US$1.4 million in work expenditures and US$900,000 in option payments over 3 years. Amera may then elect to earn an additional 39% interest, by making a further US$4,000,000 in option payments and completing a bankable feasibility study, within seven years after the exercise of the initial option. The letter of intent provides for a 90 day legal and technical due diligence period.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

(1) Fluid inclusion and isotopic compositions of Corilleran polymetallic replacement bodies and veins at Cerro de Pasco, Peru, SEG Conference "Wealth Creation in the Minerals Industry", Keystone, May 14-16, 2006, p. 126-129.
(2) Peruvian Andes: Geology and Mineral Potential, Powerpoint Presentation to PDAC, 2006, Miguel Cardozo.
(3) The carbonate-hosted Zn-Pb San Gregario deposit, Colquijirca District, central Peru, as part of a high sulphidation epithermal system, Mineral
     Deposits: Processes to Processing, Stanley et al (eds), 1999 Balkema, Rotterdam.
(4)  Compania de Minas Buenaventura S.A.A. Results and Outlook, March 1, 2005

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at HTTP://WWW.AMERARESOURCES.COM.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                        2007 NUMBER 1



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